UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No.)*


                              ANTARES PHARMA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   036642106
--------------------------------------------------------------------------------
                                 (CUSIP Number)
Mitchell D. Kaye, Manager                           with a copy to:
Brown Simpson Asset Management, LLC                 Robert G. Minion, Esq.
152 West 57 Street                                  Lowenstein Sandler PC
21st Floor                                          65 Livingston Avenue
New York, New York  10019                           Roseland, New Jersey  07068
(212) 247-8200                                      (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 8, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         036642106
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                       Brown Simpson Asset Management, LLC
                               13-3954392
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a) Not
         (b) Applicable
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3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
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6.  Citizenship or Place of Organization: New York, United States

    Number of                      7. Sole Voting Power:                  *
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:             *
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:          *
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  1,417,961*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):                               Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11): 9.99%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions): IA
______________________
* Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), is the holder of (i) 323,256 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Antares Pharma, Inc., a Minnesota corporation (the "Company") (the "Xmark LP Shares"), (ii) an aggregate of approximately $285,217 in principal amount of 8% Senior Secured Convertible Debentures, due March 31, 2004 (the "Xmark LP Debentures"), the outstanding principal and accrued interest of which, subject to certain restrictions contained therein, may be converted into Common Stock at a conversion price of $0.50 per share (the "Xmark LP Debenture Conversion Shares"), which conversion price is subject to adjustment as set forth in the Xmark LP Debentures, (iii) warrants (the "Initial Xmark LP Warrants") which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase up to an aggregate of 569,325 shares of Common Stock at an exercise price of $0.55 per share (the "Initial Xmark LP Warrant Shares"), which such exercise price is subject to adjustment as set forth in the Initial Xmark LP Warrants; and (iv) warrants (the "2003 Xmark LP Warrants") which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase an aggregate of up to 238,125 shares of Common Stock at an exercise price of $1.25 per share (the "2003 Xmark LP Warrant Shares"), which such exercise price is subject to adjustment as set forth in the 2003 Xmark LP Warrant. Xmark Fund, Ltd. a Cayman Islands exempted company ("Xmark Ltd"), is the holder of (i) 694,744 shares of Common Stock (the "Xmark Ltd Shares," and together with the Xmark LP Shares, the "Shares"), (ii) an aggregate of approximately $858,524 in principal amount of 8% Senior Secured Convertible Debentures, due March 31, 2004 (the "Xmark Ltd Debentures," and, together with the Xmark LP Debentures, the "Debentures"), the outstanding principal and accrued interest of which, subject to certain restrictions contained therein, may be converted into Common Stock at a conversion price of $0.50 per share (the "Xmark Ltd Debenture Conversion Shares," and, together with the Xmark LP Debenture Conversion Shares, the "Conversion Shares"), which conversion price is subject to adjustment as set forth in the Xmark Ltd Debentures, (iii) warrants (the "Initial Xmark Ltd Warrants," and together with the Initial Xmark LP Warrants, the "Initial Warrants") which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase an aggregate of up to 1,680,675 shares of Common Stock at an exercise price of $0.55 per share (the "Initial Xmark Ltd Warrant Shares," and, together with the Initial Xmark LP Warrant Shares, the "Initial Warrant Shares"), which such exercise price is subject to adjustment as set forth in the Initial Xmark Ltd Warrants, and (iv) warrants (the "2003 Xmark Ltd Warrant," and together with the 2003 Xmark LP Warrant and the Initial Warrants, the "Warrants") which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase an aggregate of up to 511,875 shares of Common Stock at an exercise price of $1.25 per share (the "2003 Xmark Ltd Warrant Shares," and together the 2003 Xmark LP Warrant Shares and the Initial Warrant Shares, the "Warrant Shares"), which such exercise price is subject to adjustment as set forth in the 2003 Xmark Ltd Warrant. The Debentures and the Warrants each contain provisions which provide that in no event shall the Debentures be convertible, or the Warrants be exercisable, to the extent that the issuance of Conversion Shares and/or Warrant Shares thereunder, taking into account the Shares, would result in the "beneficial ownership" (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, as Regulations 13D-G thereunder) by Xmark LP, Xmark Ltd, or their affiliates, of more than 9.99% of the Common Stock (the "Issuance Limitation"). Such Issuance Limitation may be waived by Xmark LP and/or Xmark Ltd upon 61 days notice to the Company. As of the date hereof, such Issuance Limitation has not been waived. Brown Simpson Asset Management, LLC, a New York limited liability company ("BSAM") holds 50,000 shares of Common Stock and a warrant (the "Advisor Warrant") to purchase up to 300,000 shares of Common Stock at an exercise price of $0.55 per share, which such exercise price is subject to adjustment as set forth in the Advisor Warrant. BSAM serves as investment manager for each of Xmark LP and Xmark Ltd. In such capacity, BSAM possesses the power to vote and direct the disposition of all securities held by Xmark Fund LP and Xmark Fund Ltd. Thus, as of July 8, 2003, for the purposes of Reg. Section 240.13d-3, BSAM may be deemed to beneficially own 1,147,961 shares of Common Stock, or 9.99% of the Common Stock deemed issued and outstanding as of that date.

Item 1.  Security and Issuer.
         -------------------

     This statement relates to the common stock, par value $0.01 per share, of Antares Pharma, Inc., a Minnesota corporation (the "Company"). The Company has principal executive offices located at 707 Eagleview Boulevard, Suite 414, Exton, Pennsylvania 19314.

Item 2.  Identity and Background.
         -----------------------

     The person filing this statement is Brown Simpson Asset Management, LLC, a New York limited liability company ("BSAM"). The business address of BSAM is 152 West 57th Street, 21st Floor, New York, New York 10019.

     BSAM serves as the investment manager for Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), Xmark Fund, Ltd., a Cayman Islands exempt company ("Xmark Ltd") as well as various other private investment funds (the "Funds"). Xmark LP, Xmark Ltd and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

     Mitchell  D.  Kaye,  whose   business   address  is c/o Brown Simpson Asset
Management, LLC, 152 West 57th Street, 21st Floor, New York, New York 10019, is the Chief Investment Officer of Xmark LP and Xmark Ltd and the Manager of BSAM.

     BSAM has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. BSAM is a New York limited liability company.

     Mr. Kaye has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kaye is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Pursuant to a Securities Purchase Agreement, dated as of July 12, 2002 by and among the Company, Xmark LP, Xmark Ltd and certain other parties thereto (the "2002 Purchase Agreement"), (i) on July 12, 2002 Xmark LP and Xmark Ltd purchased $40,827.50 and $134,172.50, respectively, in principal amount of the Company's 10% Secured Convertible Debentures, due July 3, 2003 (the "Initial 2002 Debentures"), (ii) on July 26, 2002 Xmark LP and Xmark Ltd purchased an additional $40,827.50 and $134,172.50, respectively, in principal amount of the Company's 10% Secured Convertible Debentures, due July 26, 2003 (the "Additional 2002 Debentures"); and (iii) on October 15, 2002 Xmark LP and Xmark Ltd purchased $34,995 and $115,005, respectively, in principal amount of the

Company's 10% Secured Convertible Debentures, due October 15, 2003 (the "October 2002 Debentures," and together with the Initial 2002 Debentures, and the
Additional 2002 Debentures, the "2002 Debentures"). Subject to certain restrictions contained in the 2002 Debentures, the holders of the 2002 Debentures had the right, at any time, to convert principal and accrued interest on the 2002 Debentures into Common Stock. The 2002 Debentures were convertible into shares of Common Stock at a conversion price per share equal to the lower of $2.50 or 75% of the average of the three lowest intraday prices of the Common Stock, as reported on the Nasdaq SmallCap Market. All funds used by Xmark LP and Xmark Ltd to purchase or acquire the 2002 Debentures came directly from the assets of Xmark LP and Xmark Ltd, respectively. As described below in this Item 3, the 2002 Debentures are no longer outstanding.

     On January 24, 2003 and January 31, 2003, Xmark LP and Xmark Ltd loaned the Company an aggregate of approximately $163,267, and $457,757 respectively. In exchange for such loans, the Company issued Xmark LP and Xmark Ltd 30-day 8% promissory notes in aggregate principal amount of $163,267, and $457,757 respectively (the "Promissory Notes"). All funds used by Xmark LP and Xmark Ltd to purchase or acquire the Promissory Notes came directly from the assets of Xmark LP and Xmark Ltd, respectively. As described below in this Item 3, the Promissory Notes are no longer outstanding.

     Pursuant to an Advisory Agreement, dated as of January 15, 2003 by and between BSAM and the Company (the "Advisory Agreement"), BSAM was issued (i) 50,000 shares of restricted Common Stock and (ii) warrants (the "Advisory Warrant") to purchase, at any time after the issuance thereof, up to 300,000 shares of Common Stock at an exercise price of $0.55 per share (which such exercise price is subject to adjustment as set forth in the Advisory Warrant). Such 50,000 shares of Common Stock and Advisory Warrant were issued pursuant to the terms of the Advisory Agreement and not for additional cash consideration.

     Pursuant to a Debenture and Warrant Agreement, dated as of January 31, 2003, by and among the Company, Xmark LP, and Xmark Ltd (the "Debenture Purchase Agreement"), in consideration for the surrender of the Promissory Notes, (i) Xmark LP was issued (A) an 8% Senior Secured Convertible Debenture, due March 31, 2004, in principal amount of $163,267.45 (the "Xmark LP Debenture") and (B) a warrant (the "Initial Xmark LP Warrant") to purchase, at any time after the issuance thereof, subject to certain restrictions contained therein, up to 394,350 shares of Common Stock, at an exercise price of $0.55 per share (which exercise price is subject to adjustment as set forth in the Initial Xmark LP Warrant), and (ii) Xmark Ltd was issued (A) an 8% Senior Secured Convertible Debenture, due March 31, 2004, in principal amount of $457,757.47 (the "Xmark Ltd Debenture," and together with the Xmark LP Debenture, the "Debentures") and
(B) a warrant (the "Initial Xmark Ltd Warrant," and together with the Initial Xmark LP Warrant, the "Initial Warrants") to purchase, at any time after the issuance thereof, subject to certain restrictions contained therein, up to 1,105,650 shares of Common Stock, at an exercise price of $0.55 per share (which exercise price is subject to adjustment as set forth in the Initial Xmark Ltd Warrant). Subject to certain restrictions contained in the Debentures, principal and accrued interest on the Debentures can be converted, at any time after the issuance thereof, into Common Stock at a conversion price of $0.50 per share (which conversion price is subject to adjustment as set forth in the Debentures). Xmark LP and Xmark Ltd acquired the Debentures and the Initial Warrants in consideration for surrender of the Promissory Notes.

     Pursuant to a separate Debenture and Warrant Agreement, also dated as of January 31, 2003, by and among the Company, Xmark LP, Xmark Ltd and the other parties named therein (the "Restated Debenture Purchase Agreement"), in consideration for the surrender of the 2002 Debentures (including all accrued interest thereon), (i) Xmark LP was issued (A) an 8% Senior Secured Convertible Debenture, due March 31, 2004, in principal amount of $121,949.81 (the "Restated Xmark LP Debenture") and (B) a warrant (the "Additional Xmark LP Warrant") to purchase, at any time after the issuance thereof, subject to certain restrictions contained therein, up to 174,975 shares of Common Stock, at an exercise price of $0.55 per share (which exercise price is subject to adjustment as set forth in the Additional Xmark LP Warrant), and (ii) Xmark Ltd was issued
(A) an 8% Senior Secured Convertible Debenture, due March 31, 2004, in principal amount of $400,766.92 (the "Restated Xmark Ltd Debenture," and together with the Restated Xmark LP Debenture, the "Restated Debentures") and (B) a warrant (the "Additional Xmark Ltd Warrant," and, together with the Additional Xmark LP Warrant, the "Additional Warrants") to purchase, at any time after the issuance thereof, subject to certain restrictions contained therein, up to 575,025 shares of Common Stock, at an exercise price of $0.55 per share (which exercise price is subject to adjustment as set forth in the Additional Xmark Ltd Warrant). Subject to certain restrictions contained in the Restated Debentures, principal and accrued interest on the Restated Debentures can be converted, at any time after the issuance thereof, into Common Stock at a conversion price of $0.50 per share (which conversion price is subject to adjustment as set forth in the Restated Debentures). Xmark LP and Xmark Ltd acquired the Restated Debentures and the Additional Warrants in consideration for surrender of the 2002 Debentures.

     Pursuant to a Purchase Agreement, dated as of July 7, 2003, by and among the Company, Xmark LP, Xmark Ltd and certain other parties thereto (the "Purchase Agreement"), on July 8, 2003 (i) Xmark LP purchased (A) 317,500 shares of Common Stock at a price of $1.00 per share, and (B) warrants (the "2003 Xmark LP Warrants") to purchase up to 238,125 shares of Common Stock, and (ii) Xmark Ltd purchased (A) 682,500 shares of Common Stock at a price of $1.00 per share, and (B) warrants (the "2003 Xmark Ltd Warrants," and together with the 2003 Xmark LP Warrants, the "2003 Warrants") to purchase up to 511,875 shares of Common Stock. Subject to certain restrictions contained in the 2003 Warrants, the 2003 Warrants are exercisable at any time on or after the date of issuance thereof into Common Stock. The exercise price of the 2003 Warrants is $1.25 per share, subject to certain exercise price adjustments contained in the 2003 Warrants. All funds used to purchase or acquire the securities in connection with the Purchase Agreement came directly from the assets of Xmark LP and Xmark Ltd.

     The Debentures, the Restated Debentures, the Initial Warrants, the Additional Warrants and the 2003 Warrants each contain a provision which provides that in no event shall the Debentures or the Restated Debentures be convertible, or the Initial Warrants, Additional Warrants or 2003 Warrants be exercisable, to the extent that the issuance of Common Stock upon such conversion and/or exercise, would result in the "beneficial ownership" (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, as Regulations 13D-G thereunder) by Xmark LP, Xmark Ltd or their affiliates, of more than 9.99% of the Common Stock (the "Issuance Limitation"). Such Issuance Limitation may be waived by Xmark LP and/or Xmark Ltd upon 61 days notice to the Company. As of the date hereof, such Issuance Limitation has not been waived.

Item 4.   Purpose of Transaction.
          ----------------------

     The acquisition of the securities referred to herein is for investment purposes. Pursuant to the terms of the Purchase Agreement, Xmark Fund LP and Xmark Fund Ltd have the right to designate one (1) person for nomination to the Company's Board of Directors (the "Designee"). In connection with the Purchase Agreement, the Company, Xmark LP, Xmark Ltd, Dr. Jacques Gonella (a director and principal shareholder of the Company) and Permatech Holdings AG (a principal shareholder of the Company) entered into a Voting Agreement, dated as of July 7, 2003 (the "Voting Agreement") pursuant to which the Company, Dr. Gonella and Permatech Holdings AG agreed, among other things, to take all actions within their receptive control to ensure the nomination and election to the Board of Directors of the Designee.

     Other than as set forth above in this Item 4, BSAM has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     Based upon information provided by the Company, taking into account the sales of Common Stock in connection with the Purchase Agreement, there were 14,193,805 shares of Common Stock issued and outstanding as of July 8, 2003. As of July 8, 2003, Xmark LP and Xmark Ltd own, in aggregate, 1,018,000 shares of Common Stock. As of July 8, 2003, BSAM owns 50,000 shares of Common Stock and warrants to acquire 300,000 shares of Common Stock. As a result of the Issuance Limitation, the Debentures, the Restated Debentures, the Initial Warrants, the Additional Warrant and the 2003 Warrants are, within the next 60 days, convertible into and/or exercisable for, an aggregate of 49,961 shares of Common Stock. BSAM possesses sole power to vote and direct the disposition of all securities held by Xmark LP and Xmark Ltd. Thus, as of July 8, 2003, for the purposes of Reg. ss.240.13d-3, BSAM, the investment manager for each of Xmark LP and Xmark Ltd, may be deemed to beneficially own 1,417,961 shares of Common Stock, or 9.99% of the shares of Common Stock deemed issued and outstanding as of that date.

     BSAM  expressly  disclaims   beneficial   ownership  of  the  Common  Stock
beneficially owned by the other parties to the Voting Agreement.

     As stated in Item 3 above, pursuant to the Purchase Agreement, on July 8, 2003 (i) Xmark LP purchased (A) 317,500 shares of Common Stock at a price of $1.00 per share, and (B) warrants to purchase up to 238,125 shares of Common Stock, and (ii) Xmark Ltd purchased (A) 682,500 shares of Common Stock at a price of $1.00 per share, and (B) warrants to purchase up to 511,875 shares of Common Stock.

     In addition, the following table details the transactions during the 60 days prior to July 8, 2003 in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by BSAM or any person or entity controlled by BSAM or any person or entity for which BSAM possesses voting or investment control over the securities thereof (each of which , was effected in an ordinary brokerage transaction):

                                   I. Xmark LP
                                  (Purchases)

     Date                          Quantity                Price Per Share

  June 5, 2003                      12,792                       $0.9844

                                    (Sales)

     Date                           Quantity               Price Per Share

  June 16, 2003                      1,600                       $1.6501
  June 17, 2003                      5,436                       $1.7084


                                  II. Xmark Ltd

                                  (Purchases)

     Date                           Quantity               Price Per Share

  June 5, 2003                      27,208                       $0.9844

                                    (Sales)
       -                               -                            -
     Date                           Quantity               Price Per Share

  June 16, 2003                      3,400                       $1.6501
  June 17, 2003                     11,565                       $1.7084

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

     In connection with the purchase of the 2002 Debentures, in addition to the 2002 Purchase Agreement, Xmark LP and Xmark Ltd entered into (i) a Registration Rights Agreement, dated July 12, 2002, pursuant to which, among other things, the Company, Xmark Fund LP, Xmark Fund Ltd and certain other parties agreed to the terms pursuant to which the Company agreed to register the shares of Common Stock issuable upon conversion of the 2002 Debentures for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as well as perform various other obligations and agreements related to such registration, and (ii) a Security Agreement, dated July 12, 2002 (the "Initial Security Agreement"), pursuant to which, among other things, the Company granted the parties named therein a security interest in substantially all of the assets of the Company to secure the Company's payment obligations under the debentures issued pursuant to the 2002 Purchase Agreement. In addition, the Company issued to Xmark LP and Xmark Ltd the 2002 Debentures.

     In connection with the purchase of the Debentures and the Restated Debentures, in addition to the Debenture Purchase Agreement and the Restated Debenture Purchase Agreement, Xmark LP and Xmark Ltd entered into (i) a Registration Rights Agreement, dated January 31, 2003, pursuant to which, among other things, the Company, Xmark Fund LP, Xmark Fund Ltd and certain other parties agreed to the terms pursuant to which the Company agreed to register the shares of Common Stock issuable upon conversion of the Debentures and the Restated Debentures, and the shares of Common Stock issuable upon exercise of the Initial Warrants and the Additional Warrants, for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as well as perform various other obligations and agreements related to such registration, and (ii) an Amended and Restated Security Agreement, dated January 31, 2003, which such agreement amended and restated to Initial Security Agreement, pursuant to which, among other things, the Company granted the parties named therein a security interest in substantially all of the assets of the Company to secure the Company's payment obligations under the debentures issued pursuant to the Debenture Purchase Agreement and the Restated Debenture Purchase Agreement. In addition, the Company issued to Xmark LP and Xmark Ltd the Debentures, the Restated Debentures, the Initial Warrants and the Additional Warrants.

     In addition, pursuant to the terms of each of the Debenture Purchase Agreement and the Restated Debenture Agreement, the Company agreed, among other things, to (i) solicit proxies from the shareholders of the Company to vote in favor of the approval of the issuance of shares of Common Stock issuable upon conversion of the Debentures and the Restated Debentures in connection with the transactions contemplated by the Debenture Purchase Agreement and the Restated Debenture Purchase Agreement, greater in the aggregate than 19.99% of the number of shares of Common Stock outstanding prior to the consummation of the transactions contemplated by the Debenture Purchase Agreement and the Restated Debenture Purchase Agreement and (ii) cause the board of directors of the Company to recommend to the stockholders that they approve such proposal. Additionally, the Company granted each of the parties to the Debenture Purchase Agreement and the Restated Debenture Purchase Agreement, the right, for a period expiring on January 31, 2005, to participate (as a purchaser and not as a seller) in any proposed sale by the Company of any equity security or any security which is convertible into or exercisable for any equity security.

     In connection with the Advisory Agreement, BSAM agreed to act as a non-exclusive financial advisor to the Company. The term of the Advisory Agreement commenced on January 15, 2003 and the agreement may be terminated by either party for any reason upon 10 days advance written notice. In connection with the Advisory Agreement, BSAM was issued 50,000 shares of restricted Common Stock and the Advisory Warrant. In addition, the Company agreed to reimburse BSAM for reasonable out-of-pocket expenses incurred by BSAM in providing services under the Advisory Agreement and, subject to certain exceptions, to indemnify BSAM and its affiliates in connection with services provided under the Advisory Agreement.

     In connection with the purchase of the 1,000,000 shares of Common Stock and the 2003 Warrants, in addition to the Purchase Agreement, Xmark LP and Xmark Ltd entered into (i) a Registration Rights Agreement, dated July 7, 2003, pursuant to which, among other things, the Company, Xmark Fund LP, Xmark Fund Ltd and certain other parties agreed to the terms pursuant to which the Company agreed to register the shares of Common Stock purchased under the Purchase Agreement and the shares of Common Stock issuable upon conversion of the 2003 Warrants for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as well as perform various other obligations and agreements related to such registration, and (ii) the Voting Agreement, pursuant to which, among other things, the Company, Dr. Gonella and Permatech Holdings AG agreed to take all actions within their receptive control to ensure the nomination and election to the Board of Directors of the Designee. In addition, the Company issued to Xmark LP and Xmark Ltd the 2003 Warrants. BSAM expressly disclaims beneficial ownership of the Common Stock beneficially owned by the other parties to the Voting Agreement.

     The  descriptions  of the  transactions  and  agreements  set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

     Except  as  otherwise   described  herein,   no  contracts,   arrangements,
understandings or similar relationships exist with respect to the securities of the Company between BSAM and any person or entity.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

          1. Securities  Purchase  Agreement,  dated as of July 12, 2002,  among
Antares Pharma, Inc., Xmark Fund, LP, Xmark Fund, Ltd., and certain other parties identified therein, incorporated by reference to Exhibit 10.29 to the Current Report on Form 8-K, dated July 17, 2002, filed by Antares Pharma, Inc.

          2. Registration Rights Agreement, dated as of July 12, 2002, among Antares Pharma, Inc., Xmark Fund, LP, Xmark Fund, Ltd., and certain other parties identified therein, incorporated by reference to Exhibit 10.30 to the Current Report on Form 8-K, dated July 17, 2002, filed by Antares Pharma, Inc.

          3.  Security  Agreement,  dated as of July  12,  2002,  among  Antares
Pharma, Inc., Xmark Fund, LP, Xmark Fund, Ltd., and certain other parties identified therein, incorporated by reference to Exhibit 10.31 to the Current Report on Form 8-K, dated July 17, 2002, filed by Antares Pharma, Inc.

          4. Form of Secured Convertible Debenture, dated July 12, 2002, issued by Antares Pharma, Inc. to Xmark Fund, LP and Xmark Fund, Ltd., incorporated by reference to Exhibit 10.32 to the Current Report on Form 8-K, dated July 17, 2002, filed by Antares Pharma, Inc.

          5. Debenture and Warrant Purchase Agreement, dated as of January 31, 2003, among Antares Pharma, Inc., Xmark Fund, LP, Xmark Fund, Ltd., and certain other parties identified therein, incorporated by reference to Exhibit 10.39 to the Current Report on Form 8-K, dated February 12, 2003, filed by Antares Pharma, Inc.

          6. Debenture and Warrant Purchase Agreement, dated as of January 31, 2003, among Antares Pharma, Inc., Xmark Fund, LP, and Xmark Fund, Ltd., incorporated by reference to Exhibit 10.40 to the Current Report on Form 8-K, dated February 12, 2003, filed by Antares Pharma, Inc.

          7. Registration Rights Agreement, dated as of January 31, 2003, among Antares Pharma, Inc., Xmark Fund, LP, Xmark Fund, Ltd., and certain other parties identified therein, incorporated by reference to Exhibit 10.41 to the Current Report on Form 8-K, dated February 12, 2003, filed by Antares Pharma, Inc.

          8. Amended and Restated Security Agreement, dated as of January 31, 2003, among Antares Pharma, Inc., Xmark Fund, LP, Xmark Fund, Ltd., and certain other parties identified therein, incorporated by reference to Exhibit 10.42 to the Current Report on Form 8-K, dated February 12, 2003, filed by Antares Pharma, Inc.

          9. Form of Warrants, dated January 31, 2003, issued by Antares Pharma, Inc. to each of Xmark Fund, L.P. and Xmark Fund, Ltd., incorporated by reference to Exhibit 10.43 to the Current Report on Form 8-K, dated February 12, 2003, filed by Antares Pharma, Inc.

          10 Form of 8% Senior Secured Convertible Debentures, dated January 31, 2003, issued by Antares Pharma, Inc. to each of Xmark Fund, L.P. and Xmark Fund, Ltd., incorporated by reference to Exhibit 10.44 to the Current Report on Form 8-K, dated February 12, 2003, filed by Antares Pharma, Inc.

          11. Form of Amended and Restated 8% Senior Secured Convertible Debentures, dated January 31, 2003, issued by Antares Pharma, Inc. to each of Xmark Fund, L.P. and Xmark Fund, Ltd., incorporated by reference to Exhibit
10.45 to the Current Report on Form 8-K, dated February 12, 2003, filed by Antares Pharma, Inc.

          12. Form of Promissory Notes, dated January 24, 2003, and January 31, 2003, issued by Antares Pharma, Inc. to each of Xmark Fund, L.P. and Xmark Fund, Ltd., incorporated by reference to Exhibit 10.46 to the Current Report on Form 8-K, dated February 12, 2003, filed by Antares Pharma, Inc.

          13.  Purchase  Agreement,  dated  as of July 7,  2003,  among  Antares
Pharma, Inc., Xmark Fund, LP, Xmark Fund, Ltd., and certain other parties identified therein, incorporated by reference to Exhibit 10.48 to the Current Report on Form 8-K, dated July 9, 2003, filed by Antares Pharma, Inc.

          14. Registration Rights Agreement, dated as of July 7, 2003, among Antares Pharma, Inc., Xmark Fund, LP, Xmark Fund, Ltd., and certain other parties identified therein, incorporated by reference to Exhibit 10.49 to the Current Report on Form 8-K, dated July 9, 2003, filed by Antares Pharma, Inc.

          15. Voting Agreement, dated as of July 9, 2003, among Antares Pharma, Inc., Xmark Fund, LP, Xmark Fund, Ltd., Dr. Jacques Gonella and Permatec Holding AG, incorporated by reference to Exhibit 10.50 to the Current Report on Form 8-K, dated July 7, 2003, filed by Antares Pharma, Inc.

          16. Form of Warrants, dated January 31, 2003, issued by Antares Pharma, Inc. to each of Xmark Fund, L.P. and Xmark Fund, Ltd., incorporated by reference to Exhibit 10.51 to the Current Report on Form 8-K, dated July 9, 2003, filed by Antares Pharma, Inc.

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            July 18, 2003

                                            BROWN SIMPSON ASSET MANAGEMENT, LLC

                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Manager


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).